SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding progress of connected transactions of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on December 30, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT  ON  PROGRESS  OF  CONNECTED  TRANSACTIONS

The board of directors of the Company together with the directors thereof guarantee that the information contained in this announcement does not contain any false statements, misleading representations or material omissions, and all of them severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents herein contained.

China Petroleum & Chemical Corporation (hereinafter referred to as the “Company” or “Sinopec Corp.”) has published an announcement on Connected Transactions on 12 September 2014 (hereinafter referred to as the “Announcement on Connected Transactions”) regarding the Reorganisation of the Company’s subsidiary Sinopec Yizheng Chemical Fibre Company Limited (hereinafter referred to as “Yizheng Chemical”) and the signing of the Disposal Agreement and the Share Repurchase Agreement between the Company and Yizheng Chemical.

Unless otherwise stated, capitalised terms used in this announcement shall have the same meaning as those used in the Announcement on Connected Transactions.

Pursuant to the Disposal Agreement and the Share Repurchase Agreement, Sinopec Corp. agreed to acquire the target assets (i.e. the Outgoing Business), and agreed that the shares be repurchased and cancelled by Yizheng Chemical. The Company has on 23 December 2014 published the announcement on progress of connected transactions, disclosing the status on the completion of the transfer of the target assets. As of the date of this announcement, on the application made by Sinopec Corp., the subject shares have been transferred to the designated securities repurchase account set up by Yizheng Chemical with the Securities Depository and Clearing Company Limited, Shanghai Branch. Please refer to the announcement titled “Completion of the Share Repurchase and Issuance of Consideration Shares” published by Yizhing Chemical on 30 December 2014.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

30 December 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+  and Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: December 31, 2014